EXHIBIT 21.1

Exhibit 21.1
List of Subsidiaries of
EFT Holdings, Inc. (the “Registrant”)

	Name of Company	Jurisdiction of Incorporation	Percentage of Attributable Equity Interests
Subsidiaries
1.	EFT Investment Co., Ltd	a Taiwan company	100%
2.	EFT Biotech,Inc.	a Nevada company	100%
3.	EFT Limited	a British Virgin Islands company	100%
4.	EFT International Limited	a British Virgin Islands Company	100%
5.	EFT (HK) Limited	a HK company	100%
6.	EFT Investment Company Limited	a HK company	100%
7.	EFT DigiTech Ltd	a British Virgin Islands company	100%
8.	Top Capital International Limited	a British Virgin Islands company	100%
9.	EFT Inc.	a California company	100%
10.	Goldevent Limited	a British Virgin Islands company	100%
11.	Aerio Limited	a British Virgin Islands company	100%
12.	Heilongjiang Tian Quan Manor Soda Water Drinking Co., Ltd.	a PRC company	100%
13.	Digital Development Partners Inc.	a U.S. company	91.74%
Controlled Subsidiary
14.	Excalibur International Marine Corporation	a Taiwan company